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                         ARKSON NEUTRACEUTICALS, CORP.



March 23, 2010

Staff comment letter from March 18, 2010 on Form 10-K for the Fiscal Year Ended June 30, 2009 follow up comments

Brian V. McAllister
Via Fax - (202) 772-9206

Dear Brian V. McAllister,

     1.  Item 8. Financial Statements, page 9

            All unaudited periods that are not required in the Form 10-K have been removed.

     2.  Label restated periods.

            All periods including the balance sheet, statements of operations, statements of cash flows, the statement of comprehensive income/loss from inception through June 30, 2009 and the statement of changes in stockholders equity have been labeled as restated where necessary.

     3.  Report of Independent Registered Public Accounting Firm, Page F-2

            Our independent registered public accounting firm has updated their audit report to indicate the period from October 2, 1998 (Inception) through June 30, 2009 was audited.

     4.  Balance Sheets, page F-3

            We note that the balance sheet now reconciles.

     5.  Note 10 - Restatement, page F-11

            The restated columns in the footnote now agree to the information presented in the financial statements.

     6.  Item 4. Disclosure Controls and Procedures, page 10

            We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the principal executive officer and principal financial officer concluded that the disclosure controls and procedures are effective at the reasonable assurance level. We will revise future filings to state clearly what we have noted above.

Please note the company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



/s/ David Roff
David Roff



                                 27 Chicora Ave
                                  Toronto, ON
                                    M5R 1T7




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